SelectOne+®
Investment Company Bond Declarations
BOND NO. 107320351

Travelers Casualty and Surety Company of America
Hartford, Connecticut

(A Stock Insurance Company, herein called the Company)

ITEM 1	INSURED:

WAYCROSS INDEPENDENT TRUST

Principal Address:
4965 US HIGHWAY 42 STE 2900
LOUISVILLE, KY 40222-6377

(hereinafter, “Insured”)

ITEM 2	POLICY PERIOD:

	Inception Date: September 21, 2022	Expiration Date: September 21, 2023
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3	ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
P.O. Box 2989
Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
One Tower Square, S202A
Hartford, CT 06183

For questions related to claim reporting or handling, please call 1-800-842-8496.

IVBB-15001 Ed. 01-16	Page 1 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

ITEM 4	If “Not Covered” is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

	SINGLE LOSS	SINGLE LOSS
INSURING AGREEMENT	LIMIT OF	DEDUCTIBLE
	INSURANCE	AMOUNT
A. FIDELITY
Coverage A.1. Larceny or Embezzlement	$525,000	$0
Coverage A.2. Restoration Expenses	Covered

B. ON PREMISES	$525,000	$10,000

C. IN TRANSIT	$525,000	$10,000

D. FORGERY OR ALTERATION	$525,000	$10,000

E. SECURITIES	$525,000	$10,000

F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$525,000	$10,000

G. CLAIM EXPENSE	$25,000	$1,000

H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$100,000	$10,000

I. COMPUTER SYSTEMS
Coverage I.1. Computer Fraud	$525,000	$10,000
Coverage I.2. Fraudulent Instructions	$525,000	$10,000
Coverage I.3. Restoration Expense	Not Covered

J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$10,000

ITEM 5	PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6	DISCOVERY PERIOD:

Additional Premium Percentage:	100% of the annualized premium

Additional Months:	12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7	FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

AFE-19038-1119; IVBB-16001-0116; IVBB-19005-0116; IVBB-19010-0116; IVBB-19044-0518; IVBB-19045-0319; IVBB-19038-0422; IVBB-18013-0116

IVBB-15001 Ed. 01-16	Page 2 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

PRODUCER INFORMATION:

THOMPSON\STERLING G\CO
3006 EAST POINT PKWY
LOUISVILLE, KY 40223

Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.

President	Corporate Secretary

IVBB-15001 Ed. 01-16	Page 3 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

This form is part of the Declarations.	Premium, Tax, And Surcharge Disclosure

The following premium, tax, and surcharge amounts apply to this Policy as of the inception date.

$3,138.00	Policy Premium
$156.90	Local Government Premium Tax LOUISVILLE
$56.48	Kentucky Premium Surcharge Required By KRS 136.392
$3,351.38	Total

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 107320351

AFE-19038 Ed. 11-19	Page 1 of 1
© 2019 The Travelers Indemnity Company. All rights reserved.

CERTIFIED RESOLUTIONS

The undersigned hereby certifies that she is the duly elected Secretary of Waycross Independent Trust (the “Trust”) and that the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trust, adopted the following resolutions at a meeting of the Board on July 27, 2022:

RESOLVED, that it is the finding of the Trustees that the fidelity bond written by Travelers Casualty and Surety Company of America (“Travelers”) in the aggregate amount of $525,000 (the “Bond”) and providing the Trust protection in the event of larceny or embezzlement by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 (the “Rule”) promulgated by the U.S. Securities and Exchange Commission (“SEC”) under Section 17(g) of the Investment Company Act of 1940, as amended (the “1940 Act”) is reasonable in form and amount, after having given due consideration to all relevant factors including, among other things, the value of the aggregate assets of the Trust to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust’s assets and the nature of the securities in the Trust’s portfolios;

FURTHER RESOLVED, that the amount of the premium to be paid under the Bond is approved;

FURTHER RESOLVED, that the Secretary or an Assistant Secretary of the Trust or another officer occupying a similar position shall file the Bond with the SEC and give all notice required under paragraph (g) of the Rule and Regulation ST;

FURTHER RESOLVED, that the Trust’s participation in the Bond is in the best interests of the Trust;

FURTHER RESOLVED, that the officers of the Trust, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and

FURTHER RESOLVED, that any and all actions previously taken by the officers of the Trust in connection with the Bond are ratified.

October 5, 2022                                                                     /s/ Carol J. Highsmith

Carol J. Highsmith

Secretary